(212) 318-6054

vadimavdeychik@paulhastings.com

August 23, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc. (the “Fund”)
Registration Statement on Form N-2
File No.: 333-218771; 811-08476

Ladies and Gentlemen:

On behalf of the Fund, transmitted herewith is a copy of the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 for filing under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “Registration Statement”).

The filing has been marked to show changes since the filing of the Fund’s Registration Statement on Form N-2 on June 15, 2017, to reflect comments we received from the Staff. Please note that we intend to submit a request for acceleration of effectiveness once you have completed your review and open comments have been resolved.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP